SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Gray, Robert F. (Last) (First) (Middle) Suite 700 2500 Windy Ridge Parkway (Street) Atlanta, GA 30339 (City) (State) (Zip) U.S.	2. Issuer Name and Ticker or Trading Symbol Coca-Cola Enterprises Inc. CCE 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) February 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Senior Vice President, Operations and Capital Planning
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock (1)	02/05/2002	F |	1,200.00 | D | $16.500		D
Common Stock (1)	02/05/2002	F |	2,000.00 | D | $16.510		D
Common Stock (1)	02/06/2002	F |	28,800.00 | D | $16.655		D
Common Stock (1)	02/06/2002	F |	2,000.00 | D | $16.960		D
Common Stock (1)	02/06/2002	F |	18,000.00 | D | $16.830		D
Common Stock (1)	02/07/2002	F |	18,000.00 | D | $16.790	275,462.00	D
Common Stock				47,973.00	I	By 401(k) and Supplement MESIP

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Gray, Robert F. - February 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
2002 Stock Option Grant (right to buy)	$16.110	02/01/2002	A |	(A) 53,900.00	(2) | 02/01/2012	Common Stock - 53,900.00		53,900.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 03-08-2002 ** Signature of Reporting Person Date John R. Parker, Jr., Attorney-in-Fact for Robert F. Gray Page 2 SEC 1474 (3-99)

Gray, Robert F. - February 2002
Form 4 (continued)
FOOTNOTE Descriptions for Coca-Cola Enterprises Inc. CCE

Form 4 - February 2002

Robert F. Gray
Suite 700
2500 Windy Ridge Parkway
Atlanta, GA 30339
Explanation of responses:

 (1)   The reported sale of common stock was for payment of exercise price of 132,000 stock options exercised on January 29, 2002 that was reported on a Form 4 filed on February 8, 2002.
(2)   The options vest one-third per year after one, two and three years, measured from February 1, 2002.

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